Filed by Goldman Sachs Trust pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: BMO Funds, Inc.

Investment Company Act File Number: 811-58433

115 S LaSalle St.

11th Floor

Chicago, IL 60603

PRODUCT ALERT

BMO Funds – Money Market Fund Reorganizations	January 13, 2022

In connection with the decision to exit the asset management business in the United States, BMO Asset Management Corp. (“BAMC”) recommended that the BMO Funds’ Board approve the BMO Money Market Fund reorganizations (“Reorganizations”) detailed below. On October 18, 2021, after a thoughtful review and analysis, the BMO Funds’ Board of Directors approved the Reorganizations, which are subject to shareholder approval.

A supplement to each Fund’s prospectus announcing the Reorganizations was filed with the Securities and Exchange Commission (“SEC”) on October 19, 2021. A joint meeting of shareholders of the BMO Money Market Funds, at which shareholders of each BMO Money Market Fund will be asked to consider and vote on the Reorganization with respect to their BMO Money Market Fund, is scheduled to take place on February 4, 2022.

Shareholders of each BMO Money Market Fund will or have received a combined prospectus/proxy statement with additional information about the shareholder meeting and the Reorganizations. Please read the proxy materials carefully, as they contain a more detailed description of the proposal.

The Plan of Reorganization (“Plan”) is subject to approval by shareholders of the applicable BMO Money Market Fund. The Plan provides for each BMO Money Market Fund to transfer all of its assets to the corresponding Acquiring Fund (identified in the table below) in return for shares of the Acquiring Fund and the Acquiring Fund’s assumption of the BMO Money Market Fund’s liabilities, as defined in the Plan. Shareholders of each BMO Money Market Fund as of the closing date will become shareholders of the corresponding Acquiring Fund, receiving shares of the Acquiring Fund equal in value to the shares of the BMO Money Market Fund held by the shareholders prior to the applicable Reorganization, and expected to be $1.00. The Reorganizations are not expected to result in the recognition of gain or loss by any BMO Money Market Fund or its shareholders for federal tax purposes. Shareholders of the BMO Money Market Funds and the Acquiring Funds will not bear the costs of the Reorganizations.

Pending shareholder approval, BMO Money Market Fund shareholders will receive shares of the corresponding Acquiring Fund as set forth in the table below:

Merging Fund
Fund Name	Class	TAX-ID	CUSIP	Ticker	(TA) Fund #
BMO Government Money Market Fund	Y	35-2225937	09658L786	MGYXX	605
BMO Government Money Market Fund	Premier	35-2225937	09658L794	MGNXX	604
BMO Prime Money Market Fund	Y	25-1689258	09658L679	MARXX	200
BMO Prime Money Market Fund	Premier	25-1689258	09658L687	MAIXX	090
BMO Tax-Free Money Market Fund	Y	03-0546902	09658L547	MTFXX	410
BMO Tax-Free Money Market Fund	Premier	03-0546902	09658L554	MFIXX	412

Acquiring Fund
Fund Name	Class	TAX-ID	CUSIP	Ticker	(TA) Fund #
Goldman Sachs Financial Square Government Fund	Admin	06-1287410	38141W265	FOAXX	466
Goldman Sachs Financial Square Government Fund	Institutional	06-1287410	38141W273	FGTXX	465
Goldman Sachs Investor Money Market Fund	Admin	81-0730031	38148U569	FMKXX	4695
Goldman Sachs Investor Money Market Fund	I	81-0730031	38148U577	FMJXX	4694
Goldman Sachs Investor Tax-Exempt Money Market Fund	Admin	06-1287412	38141W174	FEAXX	478
Goldman Sachs Investor Tax-Exempt Money Market Fund	I	06-1287412	38141W182	FTXXX	477

FOR FINANCIAL PROFESSIONAL USE ONLY

115 S LaSalle St.

11th Floor

Chicago, IL 60603

PRODUCT ALERT

BMO Funds – Money Market Fund Reorganizations	January 13, 2022

Operational Details

Transaction processing:

•	Friday, February 11, 2022, as of close of business – Expected fund reorganization date (tax free re-organization)

•	Monday, February 14, 2022, at close of business – The tax free re-organization will be processed on the transfer agent system.

•	Tuesday, February 15, 2022

•	The transactions will appear on the transfer agent system.

•	Account positions can be viewed through DST Vision and a F55 networking activity file will be transmitted in the morning as part of the standard nightly process with NSCC transaction code W0.

Dividend accrual processing:

•	Thursday, February 10, 2022, at close of business – A distribution will take place to distribute any dividends accrued to date.

•	Friday, February 11, 2022 – A 3-day rate will be declared for Friday (February 11, 2022), Saturday (February 12, 2022), and Sunday (February 13, 2022).

•	Any dividend accrual from Friday’s 3-day rate will post as a dividend closeout transaction and will be included with the redemption when purchasing shares in the Goldman Sachs fund.

Please prepare your systems accordingly. Refer to the Funds’ statutory prospectus, summary prospectus (if available), and/or statement of additional information for additional information. Goldman Sachs Asset Management, L.P. is the investment adviser to the Acquiring Fund.

Note: Goldman Sachs is not assuming any distribution agreements firms may have in place with BMO Funds or BMO Asset Management today for the Acquired Fund. If you are servicing existing shareholders of the Acquired Fund, a new distribution or service agreement for the Acquiring Fund is required with Goldman Sachs. Failure to execute such an agreement may disrupt receipt of any distribution and/or service fees currently being collected from the Acquired Fund.

If you have any further questions, please contact 1-800-236-3863.

FOR FINANCIAL PROFESSIONAL USE ONLY

115 S LaSalle St.

11th Floor

Chicago, IL 60603

PRODUCT ALERT

BMO Funds – Money Market Fund Reorganizations	January 13, 2022

All investments involve risk, including the possible loss of principal.

BMO Global Asset Management is the brand name for various affiliated entities of BMO Financial Group that provide investment management, retirement, and trust and custody services. Certain of the products and services offered under the brand name BMO Global Asset Management are designed specifically for various categories of investors in a number of different countries and regions and may not be available to all investors. Products and services are only offered to such investors in those countries and regions in accordance with applicable laws and regulations. BMO Financial Group is a service mark of Bank of Montreal (BMO).

Investment products are: NOT A DEPOSIT – NOT FDIC INSURED - NO BANK GUARANTEE – MAY LOSE VALUE

Investors should carefully consider the investment objectives, risks, charges and expenses of the BMO Funds. This and other important information is contained in the prospectuses and/or summary prospectuses, which can be obtained by calling 1-800-236-3863. Please read carefully before investing.

BMO Asset Management Corp. is the investment adviser to the BMO Money Market Funds. BMO Funds are distributed by Foreside Financial Services, LLC.

Important Additional Information and Where to Find It

BMO Funds, its directors and officers are deemed to be participants in the solicitation of proxies from BMO Funds’ shareholders in connection with the matters to be considered at the joint meeting of shareholders described herein. Information regarding the names of the directors and officers of BMO Funds, and their interests in BMO Funds by security holdings or otherwise, can be found in the most recent statement of additional information of BMO Funds, filed with the SEC on December 29, 2021. A combined prospectus/proxy statement was filed with the SEC in connection with the solicitation of proxies from BMO Money Market Fund shareholders in connection with the Reorganizations. SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ SUCH PROSPECTUS/PROXY STATEMENT CAREFULLY AND IN ITS ENTIRETY. Shareholders may obtain copies of the combined prospectus/proxy statement and other documents filed by BMO Funds with the SEC for no charge at the SEC’s website at www.sec.gov. Copies will also be available at no charge by contacting BMO Funds at 1-800-236-3863.

FOR FINANCIAL PROFESSIONAL USE ONLY

Filed by Goldman Sachs Trust pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: BMO Funds, Inc.

Investment Company Act File Number: 811-58433

January 13, 2022

Dear Shareholder,

On February 4th, 2022, a BMO Funds shareholder meeting will be held to seek approval to merge each BMO money market fund with certain Goldman Sachs money market funds as detailed in the prospectus/proxy statement previously mailed to you.

As a result of the expected merger, certain account features available to existing BMO money market fund shareholders will no longer be available with the Goldman Sachs money market funds, including check writing privileges. All checks presented for payment after the expected merger date of February 11 will be rejected.

Please review the applicable prospectus for the Goldman Sachs money market funds or contact fund services at Goldman Sachs at 800-621-2550 for more information on redemption procedures available with the Goldman Sachs money market funds.

BMO Investor Services

800.236.3863

Important Additional Information and Where to Find It

BMO Funds, its directors and officers are deemed to be participants in the solicitation of proxies from BMO Funds’ shareholders in connection with the matters to be considered at the meeting of shareholders described herein. Information regarding the names of the directors and officers of BMO Funds, and their interests in BMO Funds by security holdings or otherwise, can be found in the most recent statement of additional information of BMO Funds, filed with the Securities and Exchange Commission (“SEC”) on 12/29/2021. A prospectus/proxy statement has been filed with the SEC in connection with the solicitation of proxies from BMO Funds’ shareholders in connection with each merger. SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ THE PROSPECTUS/PROXY STATEMENT CAREFULLY AND IN ITS ENTIRETY, AS IT CONTAINS IMPORTANT INFORMATION. Shareholders may obtain copies of the prospectus/proxy statement and other documents filed by BMO Funds with the SEC for no charge at the SEC’s website at www.sec.gov. Copies are also available at no charge by contacting BMO Funds toll free at 800-236-3863.